

November 5, 2012

Via E-mail
Mr. Brian Henry
Chief Financial Officer
Cray, Inc.
901 Fifth Avenue, Suite 1000
Seattle, WA 98164

>   **Re: Cray, Inc**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
>   **Filed July 31, 2012**
>   **File No. 000-26820**

Dear Mr. Henry:

We have reviewed your filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 3. Sale of Interconnect Hardware Development Program, page 9

1.   We note you sold your interconnect hardware development program to Intel Corporation on May 2, 2012 and recognized a gain of $139.1 million. As part of the transaction, certain intellectual property and fixed assets were transferred to Intel but you retained certain rights to use the transferred assets and intellectual property. In an effort to better understand this transaction, please tell us what intellectual property and fixed assets were

transferred, what "certain rights" were retained by you and how the retention of those rights were considered in accounting for the transaction, citing specific accounting guidance followed. Additionally, please provide us with your analysis as to why the sale of these operations was not presented as discontinued operations pursuant to ASC 205-20-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Feider, Staff Accountant at (202) 551-3397 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief